Exhibit 99(a)(2)

FA Email

Subject: CNL Healthcare Properties Responds to Third-Party Tender Offer

Date: Feb. 22, 2021

FOR BROKER-DEALER AND RIA USE ONLY. Not for general use with the public.

Dear Financial Professional:

On Feb. 10, 2021, Comrit Investments I, LP filed an unsolicited tender offer with the Securities and Exchange Commission (SEC) to purchase 8,800,000 shares of CNL Healthcare Properties’ common stock from shareholders. CNL Healthcare Properties is not affiliated with Comrit and its offer.

Comrit’s offer is for $3.66 per share, which is 53% lower than the current $7.81 per share estimated net asset value (NAV) as of Dec. 31, 2019.1 The tender offer is for approximately 5.1% of the outstanding shares as of Nov. 5, 2020.

After careful evaluation, the company’s board of directors unanimously recommends that shareholders reject Comrit’s tender offer. To reject the offer, no action is required by shareholders. The board of director’s recommendation was included in the company’s response filing with the SEC on Feb. 22, 2021. A copy of the filing can be found on the SEC’s website at sec.gov and on cnlhealthcareproperties.com, along with the letter to shareholders that will be mailed on or about Feb. 24, 2021.

CNL Healthcare Properties News

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Throughout 2020, the company paid all its quarterly distributions[2] in an unchanged amount from pre-pandemic levels. Most recently, our board of directors declared the first quarter 2021 distributions in an unchanged amount of $0.0512 per share to be paid on or about March 11. As you may expect, we cannot make further assurances regarding future distributions, as our board routinely meets to assess the distribution policy and amount based on several factors.

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The current estimated NAV is $7.81 per share as of Dec. 31, 2019. However, on or about March 11, 2021, the company is expected to update and announce its estimated NAV per share as of Dec. 31, 2020. Shareholders will then have the most recent estimated NAV prior to making any decisions with regard to Comrit’s unsolicited tender offer. The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions, and is not the amount an investor should expect to receive.

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The company continues to strategically manage its portfolio to drive performance and value during the pandemic. The health and safety of our approximately 12,500 residents and caregivers at our seniors housing communities remains our top priority as we further navigate through the global pandemic environment. During this time, it has been essential that our investment and operating teams diligently focus on protocols and best practices established and refined since the pandemic’s onset.

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Given the operating and economic uncertainty driven by the pandemic, the company has maintained its focus on a strong balance sheet, liquidity, and financial flexibility. In the third and fourth quarters of 2020, we repaid all $80 million outstanding under our corporate revolving credit facility and an $8 million maturing loan. As of Feb. 15, we had approximately $194.9 million in cash, cash equivalents, and available capacity under our corporate line of credit. This equates to almost 2.9 times our annual corporate operating expenses and debt service obligations based on annualized 2020 third-quarter results. With our low debt level and our next maturing loan not until 2022, we believe the company is financially exceptionally well-positioned as we launch into 2021.

Why Reject the Tender Offer?

•	The board of directors unanimously concluded that the offer is not advisable and is not in the best interests of CNL Healthcare Properties or its shareholders.

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Comrit determined its offer price based on its analysis and concedes that it did not obtain current independent valuations or appraisals for CNL Healthcare Properties’ assets and did not retain an independent advisor to evaluate or render an opinion on the fairness of the $3.66 offer price.

•	The board of directors believes Comrit is an opportunistic purchaser attempting to acquire shares at a low share price and make a profit primarily due to COVID-19 environment.

•	None of CNL Healthcare Properties’ directors, executive officers, affiliates or subsidiaries intend to sell their shares to Comrit.

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The Comrit offer specifies that any distributions on tendered shares made after March 30, 2021, will be assigned to them. Therefore, if shareholders accept Comrit’s offer they will not receive any potential future distributions.[2] On an annualized basis, the distribution rate is $0.2048 per share annually or 2.62%, calculated by annualizing the current distribution and expressing that as a percentage of the current estimated NAV per share.

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Comrit in its own words states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.” Further, they are “motivated to establish the lowest price which might be acceptable to shareholders consistent with their objective.”

The company’s board of directors recognizes that due to the suspension of the company’s stock redemption plan; the lack of a current trading market for shares; the uncertainty surrounding the COVID-19 pandemic and the effects on the company and the economy in general — that shareholders may decide to accept the Comrit tender offer based on, among other things, their individual liquidity needs and financial situation.

Please review the Schedule 14D-9 filed Feb. 22, 2021. For additional information, please contact your sales representative directly or call CNL Client Services at 866-650-0650, option 2.

FOR BROKER-DEALER AND RIA USE ONLY. Not for general use with the public.

See SEC filing for complete details. This information is derived from the issuer’s public filings and does not replace or supersede any information provided therein.

Forward-looking statements are based on current expectations and may be identified by words such as believes, anticipates, expects, may, could and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict, including the amount and timing of anticipated future distributions, estimated per share net asset value of the company’s stock and/or other matters. The company’s forward-looking statements are not guarantees of future performance. Shareholders and financial advisors should not place undue reliance on forward-looking statements.

[1]

The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions and estimates which can be considered inherently imprecise. The NAV is based on numerous assumptions with respect to industry, business, economic and regulatory conditions, all of which are subject to changes. Throughout the valuation process, the valuation committee, our advisor and senior members of management reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

[2]

Distributions are not guaranteed in frequency or amount and can be modified, suspended or terminated at any time. Distributions can be paid from sources other than income earned by the portfolio. The company decreased its regular quarterly cash distribution effective the second quarter of 2019. For the quarter ended Sept. 30 2020, 100% of the company’s distributions were covered by operating cash flow. For the years ended Dec. 31, 2019, (excluding the special cash distribution paid during the year covered by net sales proceeds from the sale of 55 properties), 2018 and 2017, approximately 100%, 83% and 91%, respectively, of regular cash distributions were covered by operating cash flow and approximately 0%, 17% and 9% were funded with other sources. For the years ended 2016, 2015, 2014 and 2013, approximately 94%, 45%, 34% and 13%, respectively, of total distributions were covered by operating cash flow and approximately 6%, 55%, 66% and 87%, respectively, were funded by offering proceeds. For the years ended Dec. 31, 2012 and 2011, the company’s first two years of operations, distributions were not covered by operating cash flow and were 100% funded by offering proceeds.

CHP-0221-1487565-BD